February 7, 2014

QTRRF: OTCQX International
QTA: TSX VENTURE
NR-05-14

QUATERRA COMMENCES TRADING ON OTCQX INTERNATIONAL

NYSE delisting complete, trading continues on TSX Venture Exchange

VANCOUVER, B.C.— Quaterra Resources today announced that its common shares commenced trading on the OTCQX International quotation system under the symbol “QTRRF” effective at the market open on Friday, February 7, 2014. Quaterra’s common shares continue to trade on the TSX Venture Exchange under the symbol “QTA”.

The Company’s shares were delisted from the NYSE MKT after the close of trading yesterday following an announcement on January 17, 2014, of its intention to voluntarily delist from the NYSE.

The OTCQX International is a segment of the OTCQX marketplace reserved for high-quality non-U.S. companies. Scardsdale Equities LLC is acting as the Company’s Principal American Liaison (“PAL”) on OTCQX, responsible for providing professional guidance on OTCQX requirements. Investors will be able to find current financial disclosure and Real-Time Level 2 quotes for the company on www.otcmarkets.com.

“We are pleased Quaterra has chosen to join OTCQX, our best marketplace,” said R. Cromwell Coulson, President and CEO of OTC Markets Group. “Trading on OTCQX will allow Quaterra to preserve a high-quality trading and information experience for its investors and a commitment to shareholder value. We look forward to working with Quaterra’s management team during this transition.”

Said Quaterra President and CEO Steven Dischler: “We are committed to serving our U.S. investors by providing them with access to the enhanced U.S.-based trading platform offered by OTCQX. The OTCQX has earned a reputation for providing U.S. investors with improved liquidity, transparency, superior information, and easy access through their U.S. regulated broker-dealers.”

The delisting of Quaterra shares from the NYSE MKT will not affect the listing of the shares on the TSX Venture Exchange where they will continue to trade. Quaterra will comply with, and continue to be subject to, the federal laws of Canada, the jurisdiction in which Quaterra is incorporated, as well as Canadian securities laws and corporate governance rules applicable to Canadian publicly listed companies, including the rules of the TSXV. It will continue to file reports with the SEC.

About Quaterra Resources, Inc.

Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) is a junior exploration and development company with a successful track record of making significant mineral discoveries in North America. The Company’s primary objective is the advancement of its flagship projects in the Yerington copper district, Nevada. The monetization of non-core assets is in progress to accelerate this effort.

On behalf of the Board of Directors,

Mr. Scott Hean, CFO
Quaterra Resources Inc.

For more information please contact:
Scott Hean, CFO
Quaterra Resources Inc.
(604) 641-2747

For information on trading Quaterra stock on the OTCQX please contact:
Christopher Thunen
Scarsdale Equities LLC
(415) 975-4305

Disclosure note:

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company "believes", "expects", and similar language, or convey estimates and statements that describe the Company's future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.